Exhibit 1.01

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games and Mgame Resolve Dispute

Beijing, March 5, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay for merchandise” model for online games in China, and Mgame, the developer of Yulgang, today announced a comprehensive settlement of their legal disputes and the end of all outstanding litigation between the two companies.

The two companies reached an amicable resolution which calls for CDC Games to have exclusive distribution rights to Yulgang in China until March 2010 with an option to extend for an additional year. The companies also agreed to work together to launch the Version 2.0 upgrade to Yulgang as soon as possible.

“We are very happy to reach an amicable settlement with Mgame,” said Jeffrey Longoria, president of CDC Games International. “This is very good news for our loyal game players and allows us to refocus our energy and resources on enhancing the Yulgang player experience going forward. We will be highly focused on regaining the confidence of our large, loyal base of game players and our market share in China for this widely popular game.”

“We are pleased to resolve the dispute with CDC Games, a key partner who has played an important role in helping us expand successfully in China,” said Yi Hyung Kweon, Chief Executive Officer of Mgame Corporation. “We look forward to working with CDC Games to make Yulgang 2.0 available quickly for the Chinese game players.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, and is planning several new games for Southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the actions of the Chinese regulatory authorities, possibility of resolving the disputes with Mgame, the ability of continue to operate Yulgang in the future, the ability to work with MGame in the future and on an ongoing basis, the ability to regain the confidence, business and participation of Yulgang players, and to succeed in acquiring new players for Yulgang, the ability of the company and Mgame to develop and launch Yulgang version 2.0, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the uncertainty of litigation; (b) the future and continued popularity of Yulgang; (c) the uncertainty of the actions of the Chinese regulatory authorities; (d) the ability of the company and MGame to develop and launch Yulgang version 2.0; and, (e) adequate resources and technical support for Yulgang going forward. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.